UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 1-12471
                                                     CUSIP NUMBER: [458124 10 8]

[ ] Form 10-K  [ ] Form 20-F [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR
[ ] Form N-CSR

                      For Period Ended: September 30, 2007

[ ]    Transition Report on Form 10-K     [ ]    Transition Report on Form 20-F
[ ]    Transition Report on Form 11-K     [ ]    Transition Report on Form 10-Q
[ ]    Transition Report on Form N-SAR

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Integrated Surgical Systems, Inc.
Former Name if Applicable:  Not Applicable
Address of Principal Executive Office: 1433 N. Market Blvd. Suite 1, Sacramento,
                                       CA 95834

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

   The registrant is unable to file the subject report in a timely manner for the period ended September 30, 2007 before the required filing date for the subject Quarterly Report on Form 10-QSB due to the financial statements not being completed in the time period necessary for current filing. The Registrant intends to file the subject Quarterly Report on Form 10-QSB on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Charles J. Novak, Consulting Secretary (916) 285-9943

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No, reports to be filed are:

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Integrated Surgical Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2007              Integrated Surgical Systems, Inc.

                                     By: /s/ Peter B. Mills
                                         ---------------------------------------
                                         Peter B. Mills, Chief Executive Officer